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                                 HYBRIDON, INC.
                               620 Memorial Drive
                              Cambridge, MA 02139

                                               August 8, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:  Registration Statement on Form S-3 (Registration No. 333-28409)
           ---------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Hybridon, Inc. ("Hybridon") hereby withdraws Post-Effective Amendment No. 1 (the "Post-Effective Amendment") to its Registration Statement on Form S-3 (Registration No. 333-28409) (the "Registration Statement"), which Post-Effective Amendment was filed on July 25, 1997. Hybridon is withdrawing the Post-Effective Amendment because it does not wish to remove from registration the shares of its Common Stock registered under the Registration Statement.

     If you have any questions with respect to this letter, please call Stuart
M. Falber, Esquire of the law firm Hale and Dorr LLP at (617) 526-6663.


                                     Very truly yours,

                                     HYBRIDON, INC.


                                         /s/ E. Andrews Grinstead, III
                                     By: ________________________________
                                         E. Andrews Grinstead, III
                                         Chairman of the Board, President
                                         and Chief Executive Officer

EAG:h&d

cc:  Roland St. Paul, Esq.
     David E. Redlick, Esq.
     Stuart M. Falber, Esq.